UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233 10 9
(CUSIP Number)

DANIELE BEASLEY
COVE STREET CAPITAL, LLC
2101 East El Segundo Boulevard
Suite 302
El Segundo, California 90245
 (424) 221-5897

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 346233 10 9

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,165,917*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,165,917*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,165,917*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO; IA
_____
* Includes Shares underlying certain convertible notes.

CUSIP NO. 346233 10 9

1	NAME OF REPORTING PERSON Jeffrey Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,083*
	8	SHARED VOTING POWER 3,165,917*
	9	SOLE DISPOSITIVE POWER 4,083*
	10	SHARED DISPOSITIVE POWER 3,165,917*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,170,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN
_____
* Includes Shares underlying certain convertible notes.

CUSIP NO. 346233 10 9

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $1.00 per share (the “Shares”), of Forestar Group Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), with respect to the Shares beneficially owned by it; and

(ii)	Jeffrey Bronchick, as a member of CSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 2101 East El Segundo Boulevard, Suite 302, El Segundo, California 90245.

(c)           The principal business of CSC is providing investment advisory and investment management services. Mr. Bronchick serves as a member of CSC.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Bronchick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The Reporting Persons purchased in open market purchases an aggregate of $321,650 principal amount of certain convertible notes for $321,650 in cash (the “Notes”).

The aggregate purchase price of the 3,165,917 Shares beneficially owned by CSC is approximately $49,798,389, including brokerage commissions. Such aggregate purchase price includes $244,150, which is the purchase price of $244,150 principal amount of Notes convertible into 12,863 Shares.

CUSIP NO. 346233 10 9

The aggregate purchase price of the Notes convertible into 4,083 Shares beneficially owned by Mr. Bronchick is $77,500, based on $77,500 principal amount of Notes.

Item 4.	Purpose of Transaction.

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power.

On February 9, 2015, CSC, together with another shareholder of the Issuer, entered into an agreement with the Issuer (the “2015 Director Nomination Agreement”) regarding the membership and composition of the Issuer’s board of directors (the “Board”).  Pursuant to the Director Nomination Agreement, among other things, (i) one incumbent director resigned and two new directors were appointed to the Board and (ii) CSC and the other shareholder agreed to certain customary standstill provisions.  The standstill provisions under the 2015 Director Nomination Agreement expired as of February 1, 2016.  With the expiration of the standstill, CSC looks forward to working with management and the Board of the Issuer to continue current efforts to improve shareholder value, which may include discussions regarding the composition of the Board.

CSC does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  CSC reserves the right to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, or engage in short selling of or any hedging or similar transaction with respect to the Shares, on such terms and at such times as CSC may deem advisable.  CSC reserves the right to change its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,616,255 Shares outstanding, which is the total number of Shares outstanding as of November 2, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

A.	CSC

(a)	As of the close of business on February 2, 2016, CSC beneficially owned 3,165,917 Shares, including 12,863 Shares underlying the Notes.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 3,165,917
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,165,917
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 346233 10 9

B.	Mr. Bronchick

(a)
As of the close of business on February 2, 2016, Mr. Bronchick beneficially owned 4,083 Shares underlying the Notes. Mr. Bronchick, as a member of CSC, may be deemed the beneficial owner of the 3,165,917 Shares owned by CSC.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 4,083
2. Shared power to vote or direct vote: 3,170,000
3. Sole power to dispose or direct the disposition: 4,083
4. Shared power to dispose or direct the disposition: 3,170,000

(c)	The transactions in the Shares by Mr. Bronchick and CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 3, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Cove Street Capital, LLC and Jeffrey Bronchick, dated February 3, 2016.

CUSIP NO. 346233 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2016

COVE STREET CAPITAL, LLC

By:	/s/ Daniele Beasley
	Name:	Daniele Beasley
	Title:	Chief Compliance Officer; Member

/s/ Jeffrey Bronchick
Jeffrey Bronchick

CUSIP NO. 346233 10 9

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

COVE STREET CAPITAL, LLC

Purchase of Common Stock	25,840	13.6176	12/01/2015
Purchase of Common Stock	42,852	13.5292	12/02/2015
Purchase of Common Stock	24,900	13.5454	12/03/2015
Sale of Common Stock	(1,100)	13.4656	12/04/2015
Purchase of Common Stock	25,863	12.4986	12/07/2015
Sale of Common Stock	(6,345)	11.6939	12/10/2015
Sale of Common Stock	(40,200)	10.7159	12/16/2015
Purchase of Common Stock	20,000	10.8639	12/16/2015
Sale of Common Stock	(26,595)	10.7809	12/17/2015
Purchase of Common Stock	44,375	10.6847	12/22/2015
Purchase of Common Stock	6,010	11.1686	12/28/2015
Sale of Common Stock	(39,200)	11.3673	12/29/2015
Purchase of Common Stock	11,334	11.3452	12/29/2015
Purchase of Common Stock	4,090	10.4944	01/04/2016
Purchase of Common Stock	71,095	10.5226	01/06/2016
Purchase of Common Stock	17,000	8.8114	01/15/2016
Purchase of Common Stock	29,400	8.4842	01/19/2016
Purchase of Common Stock	62,040	8.0272	01/20/2016
Purchase	8,167*	--	01/27/2016
Purchase	4,696*	--	01/28/2016
Purchase of Common Stock	38,210	9.2080	01/28/2016
Sale of Common Stock	(40)	9.1695	01/28/2016
Purchase of Common Stock	6,135	9.2018	01/29/2016

JEFFREY BRONCHICK

Purchase	4,083*	--	01/05/2016

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* Represents Shares underlying certain convertible notes.